Squire Patton Boggs (US) LLP 2000 McKinney Avenue Suite 1700 Dallas, TX 75201 O 214-758-1500 F 214-758-1550 squirepattonboggs.com Kenneth L. Betts Tel 214-758-1512 Ken.betts@squirepb.com

September 11, 2014

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:      Plymouth Industrial REIT, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed July 21, 2014

File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 14, 2014 (the “Comment Letter”) regarding Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).  The Company is concurrently filing via EDGAR today Amendment No. 2 to the Registration Statement on Form S-11 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments set forth in the Comment Letter, as well as other changes.  We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to Amendment No. 1.

We understand that the Staff may have additional comments after reviewing Amendment No. 2 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

September 11, 2014

Industry and Market Data, page i

1.         We note your response to comments 6 and 7 in our letter dated July 15, 2014 and your updated disclosures throughout the prospectus culled from you data sources. We will continue to monitor for such materials and may have further comments.

The Company acknowledges the Staff’s comment, and in response to the comment, the Company is supplementally delivering to the Staff copies of additional reports and other materials to support the quantitative and qualitative business and industry data used in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investments in Real Estate, page 59

2.         Please clarify how you have considered fixed renewal periods in determining the term over which you amortize intangible lease assets or liabilities.

In response to the Staff’s comment, the Company notes that each of the lease renewals is solely at the option of the lessee and notes that all other provisions of ASC 840-10-20 “definition of lease term” are not applicable.  As a result, the Company only amortizes intangible lease assets or liabilities over the length of the existing fixed term of each lease.

Liquidity and Capital Resources,

Proposed Revolving Credit Facility, page 63

General

3.         We note your supplemental disclosures under this subheading in response to comment 18 in our letter dated July 15, 2014. Please revise here and under the Description of Certain Debt heading to discuss in greater detail the “customary” terms and covenants, per your executed term sheet. Please also provide us a copy of the term sheet.

In response to the Staff’s comment, the Company has revised the disclosure under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Revolving Credit Facility” on pages 65-66 and “Business—Description of Certain Debt—Proposed Revolving Credit Facility” on pages 111-112 to provide the requested disclosure.

Non-GAAP Financial Measures

FFO, page 66

4.         We have reviewed your response to comment 21. If future filings, to the extent you disclose that your definition of FFO is consistent with NAREIT’s definition,

September 11, 2014

please utilize NAREIT’s most recent guidance on FFO, which among other things, excludes impairment losses.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—FFO” on page 68 to provide the requested disclosure.

CORE FFO/AFFO, page 67

5.         We note your new disclosure of Adjusted FFO. Please revise your disclosure to comply with the requirements of Item 10(e) of Regulation S-K. In particular, you did not address why management believes this particular FFO measure provides useful information to investors. Also, it is unclear if management uses it as a performance or liquidity measure since you include adjustments for capital expenditures. Furthermore, you state that Adjusted FFO represents Core FFO adjusted for certain other non-cash items; however, capital expenditures appear to be cash items. Please advise and revise. We may have further comment.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—AFFO” on page 69 to provide the requested disclosure.  In addition the Company has revised the disclosure to delete all references to Core FFO.

Business

Acquisition Transactions, page 94

6.         Please revise to discuss fully the indemnity provided by certain of the sellers.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Business—Acquisition Transactions” on page 96 to provide the requested disclosure.

Property Revenue and Operating Expenses, page 108

7.         Please reconcile the NOI related to your Acquisition Portfolio to your NOI disclosure on page 65 and revise to present all non-GAAP disclosure required by Item 10(e) of Regulation S-K for this additional non-GAAP measure. We may have further comment.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Business—Property Revenue and Operating Expenses” on pages 110-111 to reconcile the NOI disclosure with the disclosure on page 67 and to provide a cross reference to the Item 10(e) disclosure provided under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in Amendment No. 2.

September 11, 2014

1. Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2014, page F-7

8.         Please breakout the purchase price allocation by portfolio/property transaction. Also, we note that you separately allocated value to Leases in-place, Leasing commissions, and tenant relationships. Please tell us and disclose in more detail how you determined the value of and the useful life of each type of intangible asset.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Consolidated Financial Statements” on page F-8 to add a table providing a breakout of the purchase price allocation by portfolio/property.  In addition, the Company has added additional disclosures regarding the determination of the value and useful life of each type of intangible asset in Note 1(c) on page F-7.  As set forth in Note 1(c) on page F-7: “The following pro forma adjustments are preliminary estimates necessary to reflect the initial allocation of estimated purchase price of the acquisitions.  The allocation of purchase price shown in the table below is based on the Company’s best current estimates and will change upon the final determination of the purchase price as well as the fair value of assets acquired and liabilities assumed.”

2. Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2014 and for the Year Ended December 31, 2013, page F-8

9.         Please further address the following:

•    Expand your disclosure in footnote (1) of the tables on page F-9 to explain in more detail how you calculated the adjustments to the Statements of Certain Revenues and Expenses.

•    Tell us how you determined that your adjustment to annualize the revenues and expenses of Edlen Peachtree described in footnote (2) is factually supportable.

•    Tell us and disclose the basis for adjustment (C), and explain to us how you determined that it is factually supportable.

In response to the Staff’s comments in the first and second bullet points, the Company has revised the disclosure in Footnote 2 under the caption “Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Consolidated Financial Statements” on page F-8 to provide the requested disclosure.  In response to the Staff’s comment in the third bullet point, the Company has deleted the column titled “Other Pro Forma Adjustments” from the Pro Forma Condensed Consolidated Statements of Operations on pages F-5 and F-6 and has included disclosure with respect for Company’s estimate of potential incremental general and administrative expenses only as Footnote C to the pro forma financial statements on page F-9.

September 11, 2014

Part II. Information Not Required, in Prospectus

Item 36. Exhibits and Financial Statement Schedules, page 11-3

Please file the legal and tax opinions or provide draft opinions for us to review.

In response to the Staff’s comment, the Company advises the Staff that the Company is supplementally delivering to the Staff drafts of the legal and tax opinions for the Staff’s review.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:        Jeffrey E. Witherell

Justin R. Salon, Esq.

Julia M. Tosi, Esq.